SO 3/17/04

04015296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED MAR - 1 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AIG SUNAMERICA CAPITAL SERVICES, INC.

OFFICIAL USE ONLY
13158
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER 3200 PLAZA 5
(No. and Street)

JERSEY CITY (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ACKLEEMA BACCHUS 201-324-6401
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, DEBBIE POTASH-TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG SUNAMERICA CAPITAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President
Title

JOSEPH P. KELLY
Notary Public, State of New York
No. 02KE6075985
Qualified in New York County
Commission Expires June 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

<u>AIG SUNAMERICA CAPITAL SERVICES, INC.</u>
(An indirectly wholly owned subsidiary of American International Group, Inc.)

<u>STATEMENT OF FINANCIAL CONDITION</u>

<u>DECEMBER 31, 2003</u>

AIG SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholder of
AIG SunAmerica Capital Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG SunAmerica Capital Services, Inc. (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

January 23, 2004

AIG SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 20,803,269
Distribution fees receivable	4,680,842
Deferred expenses, less accumulated amortization of $173,494,773	80,993,641
Goodwill	1,139,113
Income taxes currently receivable	13,170,703
Other assets	615,424
Total assets	$121,402,992

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued commissions payable	$ 2,801,747
Payable to affiliated companies	10,874,195
Deferred income taxes	20,936,933
Other liabilities	167,907
Total liabilities	34,780,782
Subordinated notes	40,960,000
Shareholder's equity:	
Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	75,528,865
Accumulated deficit	(29,891,655)
Total shareholder's equity	45,662,210
Total liabilities and shareholder's equity	$121,402,992

The accompanying notes are an integral part of this financial statement.

AIG SUNAMERICA CAPITAL SERVICES, INC.
(An indirectly wholly owned subsidiary of American International Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

AIG SunAmerica Capital Services, Inc. (the "Company") is a direct subsidiary of Sam Holdings Corporation, which is a direct subsidiary of Saamsun Holdings Corp., which is a direct subsidiary of SunAmerica Life Insurance Company ("SALIC") which is a direct subsidiary of AIG Retirement Services, Inc. (formerly "AIG SunAmerica Inc.") (the "Parent"), which is a direct subsidiary of American International Group Inc. ("AIG").

The Company, which had previously been known as SunAmerica Capital Services, Inc., changed its name to AIG SunAmerica Capital Services, Inc. on January 17, 2003.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. and conducts business as a distributor of mutual funds.

Cash and cash equivalents

For purposes of the statement of financial condition, the Company considers money market mutual funds to be cash equivalents.

Fair value of financial instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition (including cash equivalents, receivables, payables and borrowings) approximates their carrying value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

Goodwill

Goodwill represents the excess paid over the fair value of distribution contracts purchased in 1991.

Goodwill and intangible assets with an indefinite useful life are tested for impairment annually or when an event occurs or circumstances change that may cause the asset to be impaired. Other intangible assets are amortized over their useful lives. There were no changes during the year in the aggregate amount of goodwill as a result of acquisitions, impairments or disposals.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount on the financial statements.

Deferred expenses

The Company defers distribution costs related to sales of mutual funds (the "Funds") which have both a 12b-1 distribution plan and a contingent deferred sales charge feature. These costs are amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to eight years, subject to periodic reviews of the realizability through projected future cash flows.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Distribution fees receivable

Distribution fees consist of 12b-1 fees and service fees paid by the Funds to the Company as the distributor of the Funds' shares. These fees are accrued monthly and are computed based on the average net assets of the Funds under management.

Use of estimates

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 2 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2003 and for the year ended December 31, 2003. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company is a principal distributor of various mutual funds managed by an affiliate.

The Company has an agreement whereby certain expenses, primarily income taxes and sales and marketing paid by affiliates on the Company's behalf are reimbursed by the Company. In addition, the Company receives various services from certain affiliates for which no costs are allocated, including personnel, technology and corporate overhead costs.

The Company invests in a money market fund managed by an affiliate.

NOTE 2 - RELATED PARTIES (CONT'D)

At December 31, 2003, the subordinated notes are payable to the Parent. Notes aggregating \$3,000,000 and \$37,960,000 are due to mature during 2004 and 2005, respectively, and bear interest at rates of 4.25% to 9.5% per annum. These notes have been approved by the National Association of Securities Dealers, Inc. for inclusion in computing net capital pursuant to the Securities and Exchange Commission's net capital rule. The subordinated notes payable may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's capital requirements governing the withdrawal of subordinated liabilities. At December 31, 2003, subordinated notes interest payable is approximately \$560,000 and is included in payable to affiliates on the statement of financial condition.

NOTE 3 - INCOME TAXES

The Company is a member of an affiliated group which joins in the filing of a consolidated federal tax return with Saamsun Holdings Corp. Estimated payments for taxes are generally made between the members of the consolidated group during the year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The significant components of the liability for deferred income taxes are as follows:

Deferred tax liabilities:	
State income taxes	$ 2,681,000
Deferred acquistion costs	18,236,000
Other liabilities	$ 19,933
Total deferred tax liabilities	$ 20,936,933

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of \$25,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2003, the Company had net capital, as defined, of \$9,890,358 which exceeded its requirement of \$885,601 by \$9,004,757. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 1.34:1.